UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
(Amendment No. 3)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
OAS RESTRUCTURING (BVI) LIMITED (Issuer)

OAS S.A. – Em Recuperação Judicial Construtora OAS S.A. – Em Recuperação Judicial OAS Engenharia e Construção S.A. (Guarantors)

(Names of Applicants)

Avenida Francisco Matarazzo, No. 1.350, 19th floor, Suite 1.902, Água Branca, in the city of São Paulo, State of São Paulo Federative Republic of Brazil (Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
5.00% Senior Notes due 2035 13.00% Senior Secured Notes due 2026	R$725,000,000 Up to $200,000,000

Approximate date of proposed offering:

As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service:	With a copy to:
Cogency Global Inc. East 40th Street, 10th Floor, New York, NY 10016	Andrew Weisberg White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

OAS Restructuring (BVI) Limited (“OAS BVI”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of OAS BVI.

EXPLANATORY NOTE

This Amendment No. 3 to Application for Qualification of Indentures on Form T-3 (this “Amendment”) amends the Application for Qualification of Indentures on Form T-3 filed by OAS BVI on May 9, 2017, as amended by the Amendment No. 1 to that Application filed on form T-3/A on October 12, 2018 and by the Amendment No. 2 to that Application filed on form T-3/A on March 25, 2019 (collectively, the “Previous Application”).

This Amendment is being filed to (i) provide updated affiliate information under item 3 and (ii) provide updated capitalization information under item 7.  This Amendment is not intended to amend or delete any other part of the Previous Application.  All other information set forth in the Previous Application is unchanged and has been omitted from this Amendment. Any capitalized terms used herein without definition have the meanings ascribed thereto in the Previous Application.

AFFILIATIONS
3. Affiliates.
Item 3 of the Previous Application is hereby amended and restated in its entirety by the below:
The following list sets forth the affiliates of the Applicants as of March 26, 2019.
Affiliate	Jurisdiction of Incorporation	Ownership
Solace Empreendimentos Imobiliários S.A	Brazil	OAS S.A. (37.5%); Odebrecht Realizacões Imobiliárias S.A. (Brazil) (37.5%); and ZI Participações S.A. (Brazil) (25%)
Porto 2016 Empreendimentos Imobiliários S.A.	Brazil	Solace Empreendimentos Imobiliários S.A (Brazil) (100%)
BR Terminais e Logística S.A.	Brazil
OAS Internacional S.A.	Brazil
OAS Defesa S.A.	Brazil
Empresa Peruana de Águas S.A.	Peru
OAS Investimentos S.A.	Brazil
EPP – Energia Elétrica Promoção e Participações Ltda.	Brazil
Construtora OAS Angola Ltda.	Angola
OAS Energia e Mineração S.A.	Brazil
OAS Petróleo e Gás S.A.	Brazil
OAS Engenharia S.A.	Brazil
OAS Restructuring (Cayman) Ltd.	Cayman Islands
OAS Investments Ltd.	British Virgin Islands
OAS Finance Ltd.	British Virgin Islands
OAS Investments GmbH	Austria
OAS Restructuring (BVI) Ltd.	British Virgin Islands
COESA Engenharia Ltda.	Brazil
Edificações Itaigara S.A.	Brazil	Construtora OAS S.A. (50.10%) and Odebrecht Realizações Imobiliárias S.A. (Brazil) (49.90%)
ECOVAP – Engenharia e Construções Vale do Paraíba Ltda.	Brazil	Construtora OAS S.A. (22%); Toyo Engineering Corporation (Japan) (61%); and SOG Oleo e Gas S.A. (Brazil) (17%)
Rodoanel Sul 5 Engenharia Ltda.	Brazil	Construtora OAS S.A. (42.86%); Mendes Junior Tranding e Engenharia S.A. – em recuperação judicial (Brazil) (28.57%); and Carioca Christiani-Nielsen Engenharia S.A. (Brazil) (28.57%)

OAS Logística e Comércio Exterior S.A.	Brazil
SPE Ponte Estaiada OAS Marquise Infraestrutura S.A.	Brazil	Construtora OAS S.A. (50%) and Construtora Marquise S.A. (Brazil) (50%)
Inambari Geração de Energia S.A.	Brazil	Construtora OAS S.A (50%); Centrais Elétricas Brasileiras S.A. (Brazil) (19.60%) and Furnas Centrais Elétricas S.A. (Brazil) (29.40%)
Empresa de Generación Electrica Amazonas SUR S.A.C.	Peru	Inambari Geração de Energia S.A. (Brazil) (100%)
Construtora OAS South Africa Ltd.	South Africa
Consorcio Puente Chacao S.A.	Chile	Construtora OAS S.A. (48%); Hyundai Engineering Construction Co., Ltd. (South Korea) (51%).
OAS Energy GmbH	Austria
Construtora OAS LLC	Qatar	Construtora OAS S.A. (49%) and Nasser Bin Khalled International WLL (Qatar) (51%)
OAS African Investments Ltd.	British Virgin Islands
OAS International Engineering GmbH	Austria
Gandines S.A.	Uruguay
Consorcio OAS Engevix Ltda.	Costa Rica
OGI Assets Ltd.	British Virgin Islands
OAS Central American Investing Ltd.	British Virgin Islands
Concessionaria Vial Vale Central S.A.	Costa Rica
Construtora OAS GE S.A.	Equatorial Guinea	Gandines S.A. (Uruguay) (60%) and Dolton Africa Outsourcing S.L. (Equatorial Guinea) (40%)
Construtora OAS Guinee	Guinea
OAS Nacala Ltd.	Mozambique
Construtora OAS Ghana Ltd.	Ghana
OAS Engineering and Construction Ltd.	Namibia
OAS Óleo e Gás S.A.	Brazil
OAS Oil & Gas GmbH	Austria
Seaworthy Investment GmbH	Austria
Comandatuba Drilling B.V.	Netherlands	Seaworthy Investments GmbH (Austria) (25%) and Sete International Two Dmbh (Austria) (75%)
Itapema Drilling B.V.	Netherlands	Seaworthy Investments GmbH (Austria) (25%) and Sete International Two Gmbh (Austria) (75%)
Fundo de Investimentos em Participações OAS Empreendimentos S.A.	Brazil	OAS Investimentos S.A. (80%) and FUNCEF – Fundação de Economiários Federais (Brazil) (20%)
OAS Empreendimentos S.A.	Brazil	Fundo de Investimentos em Participações OAS Empreendimentos (Brazil) (100%)
OAS Infraestrutura S.A.	Brazil
Investimentos e Participações em Infraestrutura S.A. – Invepar.	Brazil	OAS Infraestrutura S.A. (24.44%); BB Carteira Livre (Brazil) (25.56%); FUNCEF – Fundação de Economiários Federais (Brazil) (25%) and PETROS (Brazil) (25%)

Concessionária Porto Novo S.A.	Brazil	OAS Investimentos S.A. (37.5%); Odebrecht Properties Parcerias S.A. (Brazil) (37.5%); Carioca Christiani-Nielsen Engenharia S.A. (Brazil) (25%)
TCR Telecomunicação da Cidade do Rio de Janeiro S.A.	Brazil	Concessionária Porto Novo S.A. (Brazil) (100%).
Arena Porto-Alegrense S.A.	Brazil
OAS Soluções Ambientais S.A.	Brazil
Sagua Soluções Ambientais de Guarulhos S.A.	Brazil
Enseada Indústria Naval e Participações S.A.	Brazil	OAS Investimentos S.A. (0.10%); and Odebrecht Participações e Investimentos S.A. (Brazil) (99.90%)
Enseada Indústria Naval S.A.	Brazil	Enseada Indústria Naval e Participações S.A. (Brazil) (100%)
EPP Overseas Ltd.	Cayman Islands	Enseada Indústria Naval S.A. (Brazil) (100%)
OAS Arenas S.A.	Brazil
Fonte Nova Negócios e Participações S.A.	Brazil	OAS Investimentos S.A. (50%) and Odebrecht Properties Parcerias S.A. (Brazil) (50%).
Arena das Dunas Concessão e Eventos S.A.	Brazil
Manhattan Square Empreendimentos Imobiliários Residencial 01 SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Gafisa S.A. (Brazil) (50%)
Manhattan Square Empreendimentos Imobiliários Comercial 01 SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Gafisa S.A. (Brazil) (50%)
OAS Imóveis S.A. – em recuperação judicial	Brazil
City Park Acupe Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (10%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (90%)
OAS SPE – 03 Empreendimentos Imobiliários Ltda.	Brazil
OAS SPE – 04 Empreendimentos Imobiliários Ltda.	Brazil
OAS SPE – 05 Empreendimentos Imobiliários Ltda.	Brazil
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	Brazil
7 de Abril Empreendimentos Imobiliários SPE Ltda.	Brazil
Marta Aguiar Residencial Empreendimentos Imobiliários SPE Ltda.	Brazil
Imbuí I SPE Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
Colina Ville Empreendimentos Imobiliários SPE Ltda.	Brazil
Cittá Itapuã Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
Guarapiranga 01 Empreendimentos Imobiliários SPE Ltda.	Brazil
Ondina Lodge Empreendimentos SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%); América Construções e Engenharia Ltda. (Brazil) (25%) and Novapex Engenharia Ltda. (Brazil) (25%)
OAS 11 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 13 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 14 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)

OAS 15 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
OAS 16 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 17 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 18 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 19 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 20 Empreendimentos Imobiliários SPE Ltda.	Brazil
CMP Participações Ltda.	Brazil
LP Participações e Engenharia Ltda.	Brazil
Sibipiruna Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreedimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
Ravello Empreendimentos Imobiliários SPE Ltda.	Brazil
Braziliense Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OBA Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
Hoteleiro Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS 25 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 27 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 28 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 29 Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
OAS 30 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 33 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 34 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 35 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 40 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 41 Participações Ltda.	Brazil
OAS 42 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 43 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 44 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 45 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 46 Participações Ltda.	Brazil
OAS 47 Participações Ltda	Brazil
OAS 48 Participações Ltda	Brazil
OAS 49 Participações Ltda	Brazil
OAS 50 Participações Ltda	Brazil
OAS 51 Participações Ltda	Brazil
OAS 52 Empreendimentos Imobiliários SPE Ltda	Brazil
OAS 53 Participações Ltda	Brazil
OAS 54 Participações Ltda	Brazil
OAS 55 Participações Ltda.	Brazil
OAS 58 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 59 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 60 Empreendimentos Imobiliários SPE Ltda.	Brazil
Hotel Rio Empreendimentos Imobiliários SPE Ltda.	Brazil
ENBSPE Empreendimentos Ltda.	Brazil
Acauã Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)
Albízia Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)
Okami Empreendimentos Imobiliários SPE Ltda.	Brazil	Karagounis Participações S.A. (Brazil) (99.99%)

Rua 36 Limeira Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
SAI 01 Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS GID Brasil Consultoria e Serviços Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and GID Brazil Participações Ltda. (Brazil) (50%)
Karagounis Participações S.A.	Brazil	OAS Empreendimentos S.A. (20%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (80%)
Figueiredo Empreendimentos Imobiliários Ltda.	Brazil
Boulevard Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
OAS 10 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 31 Empreendimentos Imobiliários SPE Ltda.	Brazil
Acupe Exclusive Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 08 Empreendimentos Imobiliários SPE Ltda.	Brazil
OAS 09 Empreendimentos Imobiliários SPE Ltda.	Brazil
City Park Brotas Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (10%) and Fundo de Investimento Imobiliário Caixa Incorporação FII (Brazil) (90%)
Jardins Vida Nova Empreendimentos Imobiliários SPE Ltda.	Brazil	OAS Empreendimentos S.A. (50%); GR Empreendimentos Ltda. (Brazil) (42.5%)
Citta Ipitanga SPE Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (50%) and Construtora Tenda S.A. (Brazil) (50%)
OAS 06 Empreendimentos Imobiliários SPE Ltda.	Brazil
Parque Águas Claras Empreendimentos Imobiliários Ltda.	Brazil	OAS Empreendimentos S.A. (70%) and Figueiredo Ávila Engenharia Ltda. (Brazil) (30%)
RV Participações Ltda.	Brazil
EMPI – Empreendimentos Imobiliários Ltda.	Brazil
APPS – Administração, Planejamento e Participações em Shoppings Ltda.	Brazil
BR Infraestrutura S.A.	Brazil
Less Click Systems Ltda.	Brazil	OAS Arenas S.A. (Brazil) (99.99%) and BR Terminais e Logística S.A. (Brazil) (0.01%)
OAS Côte d’Ivoire	Côte d’Ivoire	OAS Engenharia e Construção S.A. (100%)

All entities listed above are either directly or indirectly 100% owned by OAS unless otherwise noted. OAS is 90% owned by CMP Participações Ltda and 10% owned by LP Participações e Engenharia Ltda., each of which are owned by private, natural persons (the “OAS Shareholders”).  Each of Construtora OAS S.A. - Em Recuperação Judicial and OAS Engenharia e Construção S.A., are wholly-owned, directly and indirectly, by OAS.  See Item 5. Principal owners of voting securities.

CAPITAL SECURITIES
7. Capitalization.
Item 7, paragraph (a) of the Previous Application is hereby amended and restated in its entirety by the below:
(a)	The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of March 26, 2019.

	Amount Authorized		Amount Outstanding
	(in millions)	(in millions)(1)	(in millions)	(in millions)(1)
Capital Stock:
OAS:
Common Shares(2)	R$ 500.0	US$129.4	R$ 500.0	US$129.4
Indebtedness:
OAS:
3ª ISSUANCE DEBENTURE	R$ 300.0	US$77.6	R$ 261.2	US$67.6
5ª ISSUANCE DEBENTURE	R$ 209.0	US$54.1	R$ 4.6	US$1.2
8ª ISSUANCE DEBENTURE	R$ 694.7	US$179.8	R$ 694.7	US$179.8
9ª ISSUANCE DEBENTURE	R$ 100.6	US$26.0	R$ 111.6	US$28.9
10ª ISSUANCE DEBENTURE	R$ 160.0	US$41.4	R$ 187.5	US$48.5
FI-FGTS 4th Issuance Debentures	R$ 261.5	US$67.7	R$ 261.5	US$67.7
(1)	Values in R$ have been translated into US$ at the rate of R$3.8643 to US$1.00, the exchange rate reported by the Banco Central do Brasil at the close of March 26, 2019.
(2)	In connection with the Reorganization Plan, OAS will issue an aggregate amount of subscription warrants exercisable for 40.0% of the common shares of OAS on a fully-diluted basis.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 7, consecutively.
(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee, under each of the Indentures to be qualified.
(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.
Exhibit T3A-1*	Certificate of Incorporation of OAS Restructuring (BVI) Limited.
Exhibit T3A-2*	English translation of OAS Articles of Association.
Exhibit T3A-3*	English translation of OAS declaration of transformation into an S.A.
Exhibit T3A-4*	English translation of Construtora OAS S.A. declaration of transformation into an S.A.
Exhibit T3A-5*	English translation of Deed of Incorporation of OAS Engenharia e Construção S.A.
Exhibit T3B-1*	Memorandum of Association of OAS Restructuring (BVI) Limited.
Exhibit T3B-2*	English translation of Articles of Incorporation of OAS S.A.
Exhibit T3B-3*	English translation of Articles of Incorporation of Construtora OAS S.A.
Exhibit T3B-4*	English translation of Articles of Incorporation of OAS Engenharia e Construção S.A.
Exhibit T3C-1*	Form of Unsecured Notes Indenture.
Exhibit T3C-2*	Form of Secured Notes Indenture.
Exhibit T3D	Not applicable.
Exhibit T3E*	English translation of Reorganization Plan.
Exhibit T3F-1*
A cross reference sheet showing the location in the Unsecured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-1).

Exhibit T3F-2*
A cross reference sheet showing the location in the Secured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-2).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.
* Previously filed.

SIGNATURES
Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of São Paulo, and State of São Paulo, Brazil on March 27, 2019.
OAS RESTRUCTURING (BVI) LIMITED
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director
OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director

CONSTRUTORA OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director
OAS ENGENHARIA E CONSTRUÇÃO S.A By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director